Filed pursuant to Rule 424(b)(3)
Registration No. 333-289029

SKYBRIDGE G II FUND

Supplement No. 1, dated July 29, 2026, to the

Prospectus, dated July 29, 2025 (the “Prospectus”), for Common Shares of Beneficial Interest

This supplement amends certain information in the Prospectus (the “Prospectus”), dated July 29, 2025, of SkyBridge G II Fund (the “Company”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

The Board of Trustees of the Company has determined that it is in the best interests of the Company and its shareholders to dissolve and liquidate the Company. In connection with this determination, the Board has adopted a Plan of Liquidation and Dissolution (the “Plan”). The Plan states that the Company shall make one or more liquidating distributions of the Company’s assets to shareholders. After the Company has liquidated and distributed substantially all of its assets, the Plan further permits the Company to establish a liquidating trust to which the Company will transfer any unsold assets.

In connection with the liquidation, the Company will terminate its tender offer program effective as of the date hereof. The Company expects that the first liquidating distribution will be paid to shareholders on or about the same date in the fourth calendar quarter of 2026 as when proceeds for the Company’s September tender offer would have been paid out. However, economic or other factors, including the timing of the Company’s receipt of proceeds of redemptions from Investment Funds, could result in the Company’s initial liquidating distribution being paid later than the fourth calendar quarter of 2026. See “Types of Investments and Related Risks—Investment Related Risks—Restricted and Illiquid Investments” and “Other Risks—Liquidity Mismatch” in the Prospectus for a general discussion of the risks to which shareholders may be subject in connection with the liquidation of the Company’s assets.

The Company intends to submit an application for deregistration as an investment company under the 1940 Act in due course.

Plan of Distribution

Effective as of the date of this supplement, the Company is suspending offers and sales of its shares.

Automatic Dividend Reinvestment Plan

Effective as of the date of this supplement, the automatic Dividend Reinvestment Plan (the “DRIP”) of the Company has been suspended. As a result of the suspension of the DRIP, no dividends or distributions will be reinvested in additional shares after the date of this supplement.

Shareholders should retain this supplement for future reference.